UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quaterra Resources Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

747952109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 747952109	Page 2 of 6

(1)	Names of Reporting Persons Goldcorp Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 10,294,825
(6) Shared Voting Power 0
(7) Sole Dispositive Power 10,294,825
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,294,825
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amounting Row (9) 5.3%
(12)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13G

CUSIP No. 747952109	Page 3 of 6

Item 1(a)	Name of Issuer:

Quaterra Resources Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1100—1199 West Hastings Street

Vancouver, British Columbia V6E 3T5 Canada

Item 2(a)	Name of Person Filing:

Goldcorp Inc. (“Goldcorp”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

Item 2(c)	Citizenship:

Ontario, Canada

Item 2(d)	Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e)	CUSIP Number:

747952109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

SCHEDULE 13G

CUSIP No. 747952109	Page 4 of 6

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Goldcorp’s calculation of its percentage ownership of the Common Shares is based upon 192,800,836 Common Shares issued and outstanding as of November 6, 2013, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 8, 2013.

(a)	Amount beneficially owned:

10,294,825

(b)	Percent of class:

5.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

10,294,825

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or direct the disposition of

10,294,825

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

SCHEDULE 13G

CUSIP No. 747952109	Page 5 of 6

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 747952109	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2014

Goldcorp Inc.

By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary